UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

26North BDC, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 26N DL SPV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 168,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 168,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 2,811,637.907 shares of common stock, par value $0.001 per share (“Common Stock”) outstanding as of December 31, 2023, as provided by the Issuer.

1.	Names of Reporting Persons Joshua Harris
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,000
	6.	Shared Voting Power 168,000
	7.	Sole Dispositive Power 1,000
	8.	Shared Dispositive Power 168,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 2,811,637.907 shares of Common Stock outstanding as of December 31, 2023, as provided by the Issuer.

Item 1(a).	Name of Issuer

26North BDC, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

600 Madison Avenue, 26th Floor

New York, NY, 10022

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	26N DL SPV LLC (“26N DL SPV”)

(ii)	Joshua Harris

Item 2(b).	Address of the Principal Business Office, or if none, Residence

600 Madison Avenue, 26th Floor

New York, NY, 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Shares of Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

N/A

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)           Percent of Class:

See responses to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)        Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

168,000 of the shares of Common Stock reported herein are directly held by 26N DL SPV, for which voting and investment control are exercised by Joshua Harris, and an additional 1,000 shares of Common Stock are held by 26North Direct Lending LP (the "Adviser"), the investment adviser to the Issuer. Mr. Harris is the Founder of 26North Partners LP, the indirect parent of the Adviser, and is a member of the Adviser's investment committee. In such capacities, Joshua Harris may be deemed to beneficially own the aggregate 169,000 shares of Common Stock reported herein, constituting a beneficial ownership percentage of 6.0% based upon 2,811,637.907 shares of Common Stock outstanding as of December 31, 2023, as provided by the Issuer.

The shares of Common Stock directly held by 26N DL SPV were acquired upon funding of a portion of the Reporting Persons’ aggregate capital commitment to the Issuer. The remaining uncalled portion of the Reporting Persons’ aggregate capital commitment to the Issuer will be drawn down over time at the discretion of the Issuer in exchange for additional shares of the Issuer’s common stock at their then-current net asset value.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

26N DL SPV LLC

By:	/s/ Frank Marra
Name:	Frank Marra
Title:	Attorney-in-Fact

Joshua Harris

By:	/s/ Frank Marra
Name:	Frank Marra
Title:	Attorney-in-Fact

EXHIBIT LIST

Exhibit A               Joint Filing Agreement, dated as of February 14, 2024

Exhibit B                Powers of Attorney

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares of Common Stock, par value $0.001 per share, of 26North BDC, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, by 26N DL SPV LLC as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2024

26N DL SPV LLC

By:	/s/ Frank Marra
Name:	Frank Marra
Title:	Attorney-in-Fact

Joshua Harris

By:	/s/ Frank Marra
Name:	Frank Marra
Title:	Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Brad A. Green, P.C., and Nicholas Tarnowski of Kirkland & Ellis LLP, and Andrew Rabinowitz and Frank Marra of 26North Partners LP, signing singly, and with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(i)	prepare and execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") beneficial ownership reports on Schedule 13D or 13G, in accordance with Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder (collectively, the "Covered Forms");

(ii)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare, complete and execute any Covered Form or amendment thereto, and any successor forms adopted by the SEC, and timely file such forms with the SEC or any similar authority; and

(iii)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned hereby acknowledges that: (a) the foregoing attorneys-in-fact are serving in such capacity at the request of the undersigned; (b) this Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information; (c) any documents prepared and/or executed by any attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such information and disclosure as such attorney-in-fact, in his sole discretion, deems necessary or advisable; (d) no attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and (e) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including, without limitation, the reporting requirements under Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the Covered Forms, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2024.

Joshua Harris

/s/ Joshua Harris

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Brad A. Green, P.C., and Nicholas Tarnowski of Kirkland & Ellis LLP, and Andrew Rabinowitz and Frank Marra of 26North Partners LP, signing singly, and with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(i)	prepare and execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") beneficial ownership reports on Schedule 13D or 13G, in accordance with Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder (collectively, the "Covered Forms");

(ii)	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare, complete and execute any Covered Form or amendment thereto, and any successor forms adopted by the SEC, and timely file such forms with the SEC or any similar authority; and

(iii)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned hereby acknowledges that: (a) the foregoing attorneys-in-fact are serving in such capacity at the request of the undersigned; (b) this Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information; (c) any documents prepared and/or executed by any attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such information and disclosure as such attorney-in-fact, in his sole discretion, deems necessary or advisable; (d) no attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and (e) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including, without limitation, the reporting requirements under Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the Covered Forms, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2024.

26N DL SPV LLC

/s/ Joshua Harris
Name: Joshua Harris
Title: Manager